Exhibit 99.1 Zab Res Inc._Form 6K June 15 2007Form 51-102F3

Material Change Report

1.

Name and Address of Company

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

2.

Date of Material Change

June 15, 2007

3.

News Release

News release was issued on June 15, 2007 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia, June 15, 2007 –

Zab Resources Inc. (the “Company or “Zab”) wishes to announce that it has granted today an aggregate of 4,456,060 Incentive Stock Options to Directors, Officers and Employees of the Company which have a term of 4 years and are exercisable at CDN$0.05 per common share. These Options have been reserved for issuance pursuant to the Company’s 2004 Stock Option Plan.

5.

Full Description of Material Change

Vancouver, British Columbia, June 15, 2007 –

Zab Resources Inc. (the “Company or “Zab”) wishes to announce that it has granted today an aggregate of 4,456,060 Incentive Stock Options to Directors, Officers and Employees of the Company which have a term of 4 years and are exercisable at CDN$0.05 per common share. These Options have been reserved for issuance pursuant to the Company’s 2004 Stock Option Plan.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext 6106 or visit the Company’s website at www.zabresources.com.

On Behalf of the Board of

ZAB Resources Inc.

(formerly Bronx Ventures Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 15th day of June, 2007.